Exhibit 99.1

Syneron Signs Multi-Year Exclusive Equipment Provider Agreement with Sono Bello Contouring Centers to Offer LipoLite(TM) and VelaShape(TM)

YOKNEAM, Israel, June 10 /PRNewswire-FirstCall/ -- Syneron(TM) Medical Ltd. (Nasdaq: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announces a multi-year exclusive provider agreement with Sono Bello Contouring Centers for its LipoLite(TM) laser-assisted lipolysis device, and VelaShape(TM) cellulite and thigh circumferential reduction device.

Sono Bello Contouring Centers provide both invasive and non-invasive body contouring procedures. The company will open its first clinics in Seattle, Wash. in June, four additional U.S. locations later this year, and expects to feature 30 body contouring clinics nationwide by the end of 2010. With this agreement, Sono Bello Contouring Centers will use the LipoLite and VelaShape technology in each of the 30 clinic locations to provide the company's body contouring related services.

"After a long and thorough evaluation process, we found that Syneron's LipoLite is a better technological solution for laser-assisted lipolysis when compared to other devices on the market. In addition, Syneron provides a superior business solution to further our company's profitability and growth," said Chris Par, CEO of Sono Bello Body Contouring Centers. "The combined protocol of laser-assisted lipolysis with LipoLite and cellulite and thigh circumferential reduction with VelaShape provides more value and depth of services for our future clientele."

FDA-cleared in April, LipoLite is the only laser-assisted lipolysis device featuring OptiPulse technology, which optimizes the mechanical breakdown of target adipose tissue and the thermal destruction of fat cell membranes during procedures. OptiPulse utilizes two unique pulse energy levels and pulse durations, as well as various pulse repetition rates to provide physicians with precise control of both pulse energy and repetition rate. VelaShape is the only FDA-cleared device for the temporary reduction of thigh circumference, as well as the first FDA-cleared Class II device for the temporary reduction of the appearance of cellulite.

"With non-invasive devices like VelaShape and minimally invasive devices like LipoLite, Syneron offers the complete spectrum of devices for procedures to meet the body shaping market," said Don Fagan, North American president of Syneron. "This multi-year agreement with Syneron and Sono Bello Contouring Centers confirms the superiority of both Syneron's business model and technology that meet the needs of the body shaping and contouring market. We are committed to maintaining our leadership position with the continued introduction of innovative products and procedures in this market."

About Syneron

Syneron Medical Ltd. (Nasdaq: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins, cellulite and thigh circumferential reduction. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, Calif., North American Support Center in Toronto, Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, LipoLite and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Contact:
Judith Kleinman,
VP Investor Relations, Syneron Medical:
+972 54 646 1688
ir@syneron.com

Elin Nozewski
Airfoil Public Relations for Syneron Medical:
248-304-1412
nozewski@airfoilpr.com